M A Y E R
B R O W N
R O W E
& M A W

RECEIVED
2004 JUL 30 A 9:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04035877

SUPPL

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

July 28, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Schwarz Pharma AG (File No. 82-4406)

By UPS

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated July 26, 2004.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

PROCESSED
JUL 30 2004
THOMSON FINANCIAL

dlw 7/30

17237120

NEWS

SCHWARZ PHARMA

Author:	Antje Witte	CORPORATE COMMUNICATIONS
Phone:	+49 2173 48 1866	Alfred-Nobel-Straße 10
Fax:	+49 2173 48 1856	40789 Monheim, Germany
E-mail:	antje.witte@schwarzpharma.com	Internet: www.schwarzpharma.com

July 26, 2004 – Half Year Report 2004

SCHWARZ PHARMA Increases R&D Expense and Confirms Outlook

In the first six month 2004 sales declined from €978.1 million to €490.4 million. Net result totalled €-1.2 million or €0.3 million on an adjusted basis after €143.2 million in the previous year. This development is primarily attributable to the expected decrease in sales of generic omeprazole in the U.S. and a substantial increase in R&D expense. Positive trial results were presented for Restless Legs Syndrome and applications for marketing approval for rotigotine are planned for the third quarter 2004. Despite a further increase in R&D expense, SCHWARZ PHARMA is still expecting a marginally positive net income in 2004 with a sales forecast of €850 million.

"The positive performance of our business enables us to take advantage of our well progressing pipeline. Additionally, we continue to expand our development activities," stated Detlef Thielgen, Chief Financial Officer of SCHWARZ PHARMA AG. "Therefore, our research and development expense will exceed €170 million in 2004. However, with an expected sales volume of €850 million in 2004 we are confirming our outlook of a marginal positive net income."

R&D: Continued success with development projects

Seven projects in the area of neurology and urology are currently being developed by SCHWARZ PHARMA. Applications for marketing approval for rotigotine for the treatment of Parkinson's disease are planned for the 3rd quarter of 2004. The projects to treat urinary incontinence, epilepsy and neuropatic pain are in the last development stage, phase III. At the beginning of the 3rd quarter, SCHWARZ PHARMA announced positive phase IIb trial results for the project to treat restless legs syndrome. Phase III will start in spring 2005.

Sales Development January – June 2004: Positive operating result despite increased R&D expense

The SCHWARZ PHARMA Group achieved a sales volume of €490.4 million in the first six months of 2004. This is 49.9% less than in the first half of 2003.

The reason for this decline was the expected substantial decrease in sales of generic omeprazole in the U.S. due to the entry of multiple generic competitors. After adjustments for currency effects, sales decreased by 47.0% to€518.1 million.

Sales in the U.S. declined by 68.4% to€222.0 million, which is primarily attributable to the expected decrease in sales of 76.1% to €142.3million of generic omeprazole by the U.S. affiliate KUDCo. In spite of this, generic omeprazole remains an important sales and earnings contributor. The reported sales also include€32.6 million (US$40.0 million) from the partial reversal of provisions for potential returns and rebates in connection with the recent changes in the overall omeprazole marketplace.
Sales development in the established U.S. business stabilized as expected. However, the generic competitor for the cardiovascular drug Univasc (moexipril) continued to have a negative impact.
The development and launch of new products for the U.S. market is advancing as scheduled. With the market launch of the gastrointestinal product GlycoLax® (polyethylene glycol) for the treatment of constipation at the beginning of July, the second product is already on the market. Trilyte® (polyethylene glycol), which enlarges the product line of the gastrointestinal drug Colyte®, has already extended its market share to 18% since its launch in February. The multi-product technology and licensing agreement with Lipocine Inc. in April, 2004 expanded the current project portfolio. Drugs in development now also focus on realizing the full value of existing drugs that have poor absorption characteristics.

The situation of the European markets continues to be marked by drastic governmental interventions on pricing in a number of countries. Overall, European sales declined by 3.1% to€254.3 million. Sales in Germany increased slightly by 0.9% to€104.7 million. Overall however, business was impacted by the health care reform as expected. The remaining European business showed a mixed picture: With 7.9%, Great Britain posted the strongest sales growth, while Spain was facing the highest sales decrease (-24.7%) as business was negatively impacted by severe state-mandated price cuts.

The Asian affiliates of SCHWARZ PHARMA increased their sales contribution by 14.9% (+24% in constant currencies) to €14.2 million.

Research and development expense increased significantly by 48.7% to €96.9 million as a result of the rapid progression of the projects. Other operating expense totaled€39.8 million, down from €104.4 million. The main reason for this decline was significantly lower profit shares associated with generic omeprazole. This item also includes a provision for the settlement of legal disputes between the U.S. affiliate KUDCo and Mylan Pharmaceuticals Inc. and Esteve Quimica S.A.

Operating income declined from €259.6 million to €8.6 million. Income before taxes was €10.9 million, as compared to €274.6 million in the previous year. Consolidated net result was €-1.2 million, compared to €143.2 million. Adjusting for the reversal of the reserves in connection with the omeprazole business as well as for the settlement, net income would have amounted to €0.3 million.

Statement of Cash Flows, Balance Sheet and Employees
Equity Ratio 58%, Net Cash Position €73 million

In the first six months of the 2004 fiscal year, cash flow used by operating activities was €25.2 in comparison to a cash inflow of €79.0 million in the previous year. This cash outflowwas mainly due to lower sales of generic omeprazole and amounts due by the U.S. affiliate KUDCo to Mylan and Esteve in connection with the settlement of legal disputes.

Cash outflow from investing activities was €12.6 million, compared to an inflow of €3.4 million in the same period of the previous year. SCHWARZ PHARMA had capital expenditures such as the expansion of the production sites in Zwickau, Germany, and in Shannon, Ireland and the acquisition of the rights for the new formulation technology of Lipocine Inc. Cash flow used for financing activities was €37.1 million.

Short-term debt increased by 34.2% to €18.4 million while long-term debt decreased by 24.8% to €47.5 million. As of June 30, 2004, cash and cash equivalents decreased by 33.2% to €138.8 million compared to December 31, 2003. Overall, the net cash position was €72.9 million as of June 30, 2004.

Shareholder's equity decreased by 2.3% to €563.9 million. At 57.6%, the equity ratio increased as compared to the December 31, 2003 level of 55.8%. Total equity and liabilities decreased by 5.3% to €978.9 million as of June 30, 2004.

As of June 30, 2004 the number of employees of the SCHWARZ PHARMA Group worldwide was 3,764. While the health care reform led to a cut of 170 jobs in Germany at the end of the 2003 fiscal year, primarily in the fields of sales and administration, new employees were hired for research & development, especially in the USA.

The second quarter 2004:

During the quarter from April to June 2004, sales within the SCHWARZ PHARMA Group fell by 48.2% to €264.2 million as a result of the changes in the competitive situation on the omeprazole market in the U.S. In constant currencies, the decline would have been 42.7%.

Operating income in the 2nd quarter of 2004 fell by 98.5% to €2.2 million. The main reason was the increase in research and development expense by

48.5% to€50.4 million due to the continued progress of the development projects.

Income before taxes decreased from €162.3 million to €3.5 million. Taxes on income totaled €5.8 million. As a result, Group net result went down to €-2.4 million in the second quarter of 2004 and to €-1.0 million on an adjusted basis, after €88.6 million in the same period of the previous year.

Key data from the Half Year Report 2004:

SCHWARZ PHARMA Group

Income Statement *(US-GAAP, € million)*	Jan.- June 2003	Jan.- June 2004	Change in %
Net Sales	**978.1**	**490.4**	**-49.9**
Cost of goods sold	210.9	157.5	-25.3
Gross profit	767.2	332.9	-56.6
Selling, general and administrative expense	296.0	172.9	-41.6
Research and development expense	65.1	96.9	48.7
Amortization of intangible assets	15.8	14.8	-6.5
Impairment expense FAS 144	26.2	0.0	n.a.
Other operating expense	104.4	39.8	-61.9
Operating result	**259.6**	**8.6**	**-96.7**
Financial result	(2.7)	(0.2)	-90.8
Other income	17.7	2.6	-85.3
Income before income taxes and minority interest	**274.6**	**10.9**	**-96.0**
Taxes on income	131.4	12.1	-90.8
Minority interest	(0.0)	0.0	n.a.
Net result	**143.2**	**-1.2**	**n.a.**
Earnings per share in €*	3.20	-0.03	
EBITDA (excluding one-time effect)	323.7	56.0	-82.7
EBIT (excluding one-time effect)	296.1	30.2	-89.8
Number of shares			
*Annual Average, million units	44.749	45.386	1.4
Annual Average, diluted, million units	46.123	45.866	-0.6
Basis, 30.6., million units	44.773	45.420	1.4

This report is available on the Internet at: www.schwarzpharma.com

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with a focus on the therapeutic areas of neurology, urology as well as cardiovascular and gastro-intestinal diseases. The company is investing in research and development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain, overactive bladder syndrome/incontinence and benign prostatic hyperplasia. SCHWARZ PHARMA has a strong multinational presence that indudes affiliates in Europe, the U.S. and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Düsseldorf stock exchanges.

Contact: Antje Witte; Phone: +49 2173 48 1866; Bettina Hörstke; Phone: +49 2173 48 2329
Internet: www.schwarzpharma.com